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EXHIBIT 99.1

Tricom Announces Sale of Its Central American Trunking Assets

        SANTO DOMINGO, Dominican Republic, Feb. 19 /PRNewswire-FirstCall/—Tricom, S.A. (NYSE: TDR—News) today announced that it has sold its Central American trunking assets to a group of Panamanian investors for a purchase price of approximately $12.5 million payable in stages. Estimated net proceeds, after transaction expenses and liabilities directly related with Central America, will total approximately $9 million. Receipt of a portion of the expected net proceeds is contingent on satisfaction of customary closing conditions including all necessary regulatory approvals. The sale also supports the Company's drive to increase operating efficiency and improve its competitive performance.

        "The sale of our Central American assets is part of our continuing strategy to maximize and grow the value of our core businesses," said Carl Carlson, Tricom's Chief Executive Officer. "This transaction advances our objectives of focusing our efforts and resources on areas with the greatest potential for long-term growth and to improve our overall competitiveness."

        Lehman Brothers advised the Company in the sale, which has been approved by the Company's Board of Directors. The investor group has assumed ownership of all of the Company's assets in Central America, which include Tricom's digital trunking network in Panama, as well as the Company's radio frequency rights in Guatemala and El Salvador.

About TRICOM

        Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offers local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American-based long-distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

        Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

      For Further Information Contact:
      Miguel Guerrero, Investor Relations
      Ph (809) 476-4044 / 4012
      E-mail:       investor.relations@tricom.net

        For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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Tricom Announces Sale of Its Central American Trunking Assets